Filed by J.P. Morgan Chase & Co.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Bank One Corporation
Subject Company’s Exchange Act File No.: 001-15323

          This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase’s and Bank One’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

          The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase’s and Bank One’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of J.P. Morgan Chase and Bank One filed with the Securities and Exchange Commission (SEC) and available at the SEC’s Internet site (http://www.sec.gov).

          J.P. Morgan Chase has filed a Registration Statement on Form S-4 with the SEC containing the definitive joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013).

          The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase’s and Bank One’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

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[The following is a transcript of a conference call on the merger between JPMorgan Chase and Bank One, which was held by JPMorgan Chase on April 21, 2004]

MS. DUBLON: Bill.

MR. HARRISON: Welcome, everyone. Very nice to see you. Jamie and I promised to come back after the first quarter earnings and give you an update on how the merger is going and we’re very pleased to do that.

We’ve made significant progress, and he and I will take you through some of our observations and where we see where we are. Let me just give you a quick view of the deal rationale just to remind everybody, it was to create a better mix of businesses, a better balance between some of our volatile, less volatile revenue streams, a better balance of retail and wholesale. It was to create market leadership positions in all of our businesses and, as you know, at JPMorgan Chase, we didn’t have a scale in retail. This deal really makes us a real leader in that space, enables us to look at continuing to play smartly in a shareholder-driven way, to the continued consolidation of very fragmented U.S. consumer market still.

The second issue around leadership positions is we know that leadership positions in any business create that incremental value. If you look at our business mix now, we have real leadership positions in almost everything we do. We’re not number one in everything we do, but we really have leadership characteristics. And that’s where you get the incremental returns.

In terms of scale and financial strength, we’ve been a great believer in this for a long time. Scale is where you get the operating efficiencies. An example of that would be credit cards. We believe that if you’re not in the top two, three credit card players in the next three to five years in this industry, you’re going to have a tough time making the kind of returns you want. And that’s where scale really comes into play. And that’s true with a lot of our businesses. The scale really does matter. It creates an operating leverage.

The other question you get on scale is have you gotten to be so big that you can’t manage it. And I would just say having gone through all these mergers, I asked that question at every one and I have no reason to believe thus far that we are not much better able to create value if we manage it well with the scale we have, because you have better people, you have better operating leverage. You just have to get the culture right and you have to execute. But I have no reason to believe we can’t keep doing that with this combination of Bank One and JPMorgan Chase. The scale also, of course, leads to financial strength in terms of earnings. And as you know, our pro forma earnings for the last year were over $10 billion and the pro forma market cap is around $140 billion. That matters. It just matters. All of this leading to, hopefully, more consistent earnings, a growth which gives a higher valuation in the marketplace.

Let me just take you through quickly what we’re going to cover today. We want to review the legal and the regulatory time line. We want to give you an update on the merger integration and, quote, how we’re doing with this and from a lot of different perspectives. We want to talk about some specific areas around people, technology and financial management, provide an update on cost saves, and review some of the enhanced business opportunities, the synergies that we see on the revenue side coming together.

In terms of the merger integration time line, we’ve accomplished a lot in the last three months in terms of legal and regulatory filings. We’re happy to report that the proxy statement was declared effective the day before yesterday. That gives us comfort that we’re heading towards a midyear holding company merger. We’ve announced a shareholder meeting on May 25th, and so we’re looking at a midyear closing, assuming all the other regulatory approvals come in to place. We don’t anticipate any significant problems there.

After the holding company merger in midyear, then two, three months after that, you’ll have the broker/dealer merger. Two to three months after the holding company merger as well, you’re going to have the bank card merger. And then the big bank merger will be later this year or early next year. So that’s sort of the time frame that we’re looking at.

Let me talk about the merger integration process and just start with the comment that if you look at a lot of these deals, I argue that most deals that are announced, they all look good on paper. So the concern in the marketplace is did you pay too much and/or can you get the cultures right and execute them. I think as a price matter, we did a deal that was fair to both shareholders. Assuming that’s true, then it’s going to be up to us to execute this. And that gets down to how the people come together and work together.

And what I will tell you there, and Jamie will I’m sure talk about this as well, is that we’re doing really well. And I say that with a lot of benchmarking capabilities since I’ve been through so many mergers. This merger is going extremely well from all perspectives. And, you know, the thing that’s also important to understand is that when you’ve been through a lot of mergers, and this is true on both sides, both management teams have — as soon as the deal is announced, which was three months ago, you come together very quickly. Any issue that either firm had becomes an issue for the new firm to deal with. So we want to make sure you aren’t under the impression that we’re saying things that are going great but what happens in midyear when you actually close it and have to start working on it. We are working very closely together now, and that’s been true since we announced the deal.

And I would argue that you get a very good feel in the first two, three months as to how people are working together, and that’s what we feel very good about.

One of the questions is why do we think this is going well, and if you remember on the day that we announced this, I made the comment that the odds were that we would have a very good merger integration here. And the reason I said that was that — the reason it’s happening, I think, is that, first of all, the strategic rationale has been accepted by almost everyone. People like it, whether the employees, clients or the investors. They understand it and they did very quickly.

Secondly, it is very complementary. It is not an in-market merger. All of our other market deals where basically in-market mergers. You have a lot of overlap and they’re just much harder.

Thirdly, it is not an investment banking merger by and large, and I have already said they are much more harder to do and much more risky because of the people involved.

The management experience on both sides is hugely important. And you have significant management experience with both teams. They’ve just been through a lot of this. You kind of know what to expect. You roll with the punches and you get on with it.

The cultures, that’s a huge deal. How you operate, how you get things done is a huge deal in these things, and that usually creates problems in most mergers. We make a judgment as to how good or bad that’s going to be and if you really think it’s bad, you don’t do the deal. And it’s always been a very important consideration. I thought the merger would work well here. I think it’s working even better than I think. We do things in a lot of similar ways and that’s a very, very good sign. The employees like this deal because they see an opportunity to win. They really see that we can be a great, great financial institution, and that is hugely important right out of the box. They see that, it’s very clear.

Another very important point is Jamie and I have a very good relationship. As we talked the day we rolled this out, we talked about the fact that we knew each other and had known each for a long time, but you really don’t know somebody until you start working with them.

We have worked closely together for three months now, and I respect Jamie even more in terms of his talent, in terms of his values, in terms of the relationship that we have. And that’s hugely important because I would argue that the majority of mergers, that doesn’t happen, where the two CEOs come together. It just doesn’t. But it is happening here and you can count on that continuing. We will have a good relationship and that will be very important because it does cascade down from there and throughout the company. So another thing that’s happening that’s really important is while this is a financial acquisition, JPMorgan/Bank One, we call it a merger and we operate it as a merger, meaning that you try to get at the best of. And if you do that, you’ll get a lot more value out of these deals without question. And I think that is probably happening at a pretty high level around the firm where we’re going for best practice, best people, best systems, whatever, and we’re doing it efficiently. And people see it as a fair process. And I can just tell you, having been through a lot of these, as soon as one side, whoever they happen to be in a particular area, sees the process not being fair, they don’t want to be part of that organization. So that’s all happening. And when you add it all up, it’s gone about as well so far as we could possibly hope.

Now, our merger philosophy in trying to execute all of this is to make sure that the primary responsibility to do this is with the line of businesses, the staff groups, whomever they are. They have the responsibility to execute their merger plan. Overlaying all of that, we have a merger integration office that Don Layton and Heidi Miller run that keeps track of what’s going on. It looks at interdependencies, if something happens here, what’s the impact on another area of the bank. So we’re good at that. We track that; we manage it. And then Jamie is very hands-on in all of this stuff. So the process I think is working about as well as we could hope.

On the organizational side, as you know, day one, we announced a lot of jobs. The announcement date three months ago, we announced the executive committee of 27 people. By now we’ve made business decisions, people decisions three to four levels down in the company, over 600 jobs announced. And our number in terms of head count reductions is still 10,000. 6 percent of our total work force are working hard to redeploy people as we lay people off, but we will achieve these numbers.

And the leadership of the firm, beyond just Jamie and me and a few other senior people, is working well, as I said. And the next line is just a cut of the executive committee which we announced on day one. Just to give you sort of a feel for how we’re getting this group involved, we’ve probably had at least five meetings of this group, half a day kind of meetings, one whole day and a dinner, and got into a lot of stuff. You can get a feel right there how a senior management team is probably going to work together. We did some cultural exercises early on, the JPMorgan Chase people on one side of the room, the Bank One people on the other side of the room. What do you like or dislike about your own culture; what do you like or dislike about the other guy’s culture; and then you share that. And it’s good stuff because you’re talking about it and you need to get it out on the table. And there were no major surprises there and it was just a very healthy kind of exercise.

The other thing we did I think is a good indicator every time you go through a merger, you need to come up with what’s your mission statement or purpose and what are your values and how do you behave and operate the place. Usually that’s painful. It takes a long time to do. We had a meeting and probably in less than two and a half hours, generally got agreement on what we want to do around those subjects. Very unusual. Just a good sign. So I feel good about how all that’s coming together. A few other anecdotes, we travel around a lot. A week and a half ago Jamie and I were in Texas. That’s a market where everything came together in a very leadership kind of way. There was no business in Texas that we’re not really good at and really big at. The employees feel it. It was exciting. Town hall meetings we go to all the time. A good indicator of that, I’ve never seen a town hall meeting, and I had this big town hall meeting in Houston 6-, 700 people from both firms. It was you know a level of excitement that was really kind of different than most mergers. You know, you walk into most mergers in town halls and it’s a bit of a downer because people are worried about everything and where it’s going, and that didn’t happen.

Jamie was in Europe last week seeing the people there. So it’s all good stuff so far.

So with that, let me turn it over to Jamie.

MR. DIMON: Thank you very much. I just want to reiterate with an opening thing that the merger is going fabulously well. The management team is getting along good. All the management teams get along very well.

Some of the stuff I’m going to take you through I think will demonstrate that by decisions that we’ve actually been making. Remember it’s only 100 days in. So I think this is at least as fast as I’ve ever seen it done.

On technology systems, the teams are working great. We actually already decided pretty much 90, 95 percent of all the major systems platforms. Some of you may know this often becomes the battle ground for how you’re going to run a future company. The importance of that is we’ve been able to take thousands of people, programmers, for example, and they’re already starting to work on the actual conversions and not just making the decisions. Some of the decisions were easy, like we will be using the Bank One’s retail platform for the most part. We’ll be using JPMorgan’s wholesale platform for the most part. We’ve also pretty much gotten very close to identifying how we’re going to do the DDA systems, the general ledgers, data centers, et cetera. So we just have the beginning of a war room upstairs on 37 and the beginnings of a real calendar, so when we actually do some of these conversions, so we’ll meet all those things. We’ve got some great people. We have a few big decisions remaining, but at the end of the day — and this last point is important – we will build some of the best systems operations in the business. We have to do it. It’s too critical to our company. And so we’re going to put a lot of resources to do it right, not just to get it done.

And I think if you go to the next page, on the financial side, again, this is an area which somewhat takes a long time to get it exactly right, so I’m going to tell you, just make a bunch of statements and show you something.

Number one, we’ve pretty much come down to how we want to report the company internally and externally. We’ll be the same, which makes it a lot easier for us. There’s a lot of pressure on our management team, by the way, because there will be six business segments. They’re going to have to report them to you the same way they’re reported internally.

We’re going through all capital allocation. Obviously, both of us did it a little bit different and so we’re just going to modify it a little bit. Allocate capital six business lines. Again, when we do internally and externally, we’ll do the same for this matter.

We’re doing revenue-sharing expense allocation. It kind of goes a little bit beyond that. We’re going to, as we go through thousands of P&Ls, profit revenue-sharing, single set of accounting and really do expenses on a real-time basis, allocate to the businesses what I’m calling effective basis. So if we have a very ineffective data center, for example, we’re only to charge the business as if we were running a good data center. We’re not going to blame them for mistakes that take place. The important part of that is that they know what their economics are as they make decisions and we get to go find out why our costs are too high in other parts of the company.

It will be very detailed. It means that there will be large unallocated expense at corporate, a little bit different than JPMorgan had and we had it. And so you’ll see a little bit of that and obviously be moving around a little bit at the beginning.

Funds transfer pricing, I think Bud asked a question about interest rate exposures and what happens to the narrow margins. Again, this is by product; it’s not by business. So that the businesses know what they’re responsible for in managing kind of unstructured interest rate risk and then obviously, Global Treasury will be pretty much managed on the same basis that JPMorgan does it.

We want to get the incentives right, and we want the management teams to know what they’re going to do by product as interest rates go up, as we fully expect them to do. We’re doing all these conforming accounting policies and purchase accounting. All the goodwill will be kept to parent. All the purchase accounting, like deposits and [PC ***] will be pushed down to the business units so we’ll have a real simple set of accounting which is the same. We’re not done there yet. There’s a lot to do and, obviously, reserving methodology, this is not an accounting statement I’m about to make, it’s just simply we like to have strong reserves and we’re going to make sure that we have a very strong balance sheet going forward. Obviously, financial operating metrics and opportunity to me means anything important in a business, customer service, attrition, client volumes, et cetera, so that we know whenever you go somewhere exactly how the business is performing. How much capital you have to risk; what the returns are. SVA will be used in the investment bank, but probably not in any other business. The investment bank is really a way to manage trading risk kind of by desk but in card, I’m not sure it adds relevant value anywhere else. And disclosures you should expect to see will start at the end of the third quarter and hopefully get better over time. We have a lot of things to put together here.

The next page actually shows you what those segments are going to be. I’ll just take a minute to describe them each. I don’t know if you can see that. It’s kind of small.

Investment bank is the investment bank that JPMorgan has today plus part of our large corporate. In effect, some of that will be moved into the investment bank, not all of it. A lot of it will be moved down to another segment called commercial banking.

Global Treasury, which JPMorgan had in the investment bank, will now go into corporate. So there will be a separate line for it. So corporate will include Global Treasury and it will not be in the investment bank.

Card services is the business you already know. It will be broken out separately. And all these businesses, by the way, you’ll be able to compare to the best in the business. So investment bank you can compare to investment Goldman Sachs and Morgan Stanley. And card you can compare to Citi and MBNA. And commercial banking and retailing you can compare to Wells Fargo.

So card will include merchant processing, which I think is a very good business. And retail will be the branches. Consumer lending and mortgage, here we probably will continue to break out a lot of information on mortgage because it’s large, it’s volatile and it’s much easier to show it to you than have to explain it to you every quarter. And, obviously, it’s a very large segment.

Commercial banking is new. It’s realty our middle market, plus Chase’s middle market, plus Chase’s mid-corporate, plus we are adding about half of our large corporate, plus all of our real estate. So you now have a very large segment called commercial banking. It’s traditional commercial banking done in the regions. We do hope it will generate hundreds of millions of dollars of investment banking product and other product.

A gentleman from JPMorgan Chase is going to run it, Todd Maclin out of Chicago. And all these business segments, by the way, will be earning somewhere a lot more, but almost all of them will be earning at least a billion dollars at the end. Asset and wealth management is basically the same segment you have today, JPMorgan plus our private client business, which Jes Staley will be running. Treasury and security services, it’s three businesses. How you’d be running it, it’s custody, cash management and trust. And the cash management business will include Bank One’s cash management business. In setting up this segment, it will be a little bit of to-ing and fro-ing about how we split revenues and profits between some of the segments. The disclosure will get better over time. What we hope to do is do a lot of this for the third quarter. So it will be kind of sloppy, but I think it’s more important we start now and perfect it later than wait for perfection and never quite get there. And then when we plan ‘05, you can do it in a much more detailed and diligent basis.

Next page shows you the remaining segments which are there. I think I already mentioned everything else on this page.

If you go to page 12, cost savings, we mentioned $2.2 billion. We are still comfortable and confident in the $2.2 billion. Obviously, a lot more work has been done. Next week I will be spending time with all the business units, and a couple of weeks after with all the staff units to make sure it’s achievable. Both Bill and I are very comfortable it will happen. I want to note the point, we don’t know the exact timing yet. We’re going to do it right. I’m less concerned about the timing than I am about the doing it right. The bottom point is the most important. We are going to do it after making all the right decisions. We aren’t going to make any dumb decision to accomplish $2.2 billion and we’re completely comfortable getting to $2.2 billion after making the right investments in systems, which we do need to do.

Some of these jobs, as Bill mentioned, you know, the company in total is already a couple of thousand below budgeted head count. So we are going to use attrition as our friend too as much as possible both the cheap and the right way to treat our own people.

The next page shows you the merger, what it’s going to cost to get there, the $3 billion of saves. Remember those costs, some are those will be purchase accounted. Some will go through the expense statement. We’ll kind of break it out for you. We don’t really know that number yet and to me, the more the merrier.

If we find a lot of stuff that we can get out of, like real estate, we’re going to do it. And if that costs us $5 billion, so be it. We have plenty of capital.

We will be generating a lot of capital. Current estimates are, when we did pro formas to buy back three and a half billion dollars of stock, I think the really important thing is we will have a lot of excess capital. It will either be deployed buying back stock or in reinvesting our businesses. And we’re pretty comfortable being able to generate that.

I think we showed you, your Tier 1 was eight-four. Bank One’s was ten-two. The combined will be something under nine. And maybe next time we’ll be talking a little bit about financial targets, which we haven’t done yet.

Purchase accounting is also going to be moving around a bit. A lot of little items, little decisions are going to be made. Again, we don’t think it’s going to materially change we told you, but now we’re getting into the devils and the details here. Won’t change the economics of the deal at all.

We made a tremendous amount of progress in the infrastructure issues and hopefully we’re going to continue there and when we see you in three months, we’ll give any lot more update on some of those issues.

With that, I’ll turn it over back to Bill.

MR. HARRISON: Jamie and I are going to take you through some of the businesses just to talk about some of the potential opportunities on enhanced revenue percentages. As we said on the announcement date, we weren’t going to try to define these soon. We’re not going to give you a number today. But we do think that there’s significant opportunities here. We’ll give you just a general feel for what we’ve seen.

On the investment banking side, while this was not an investment banking merger per se, it is very value added to the investment bank from several perspectives. First of all, we’ll have a lot more capital and a lot more clients because Bank One did have a lot of good client relationships. We’ll come back to that.

As a perception matter by our own clients, and the rest of the world, we’re just a bigger player because of this. They see I was in Europe two months ago. This deal is a big deal in Europe because I think the firms there, clients there see two, three big firms are emerging in the United States and really have an opportunity to be the real leaders globally, and we’re one of those. And when that happens, people have a tendency to notice you more, want to do more business with you, and that’s what we’re going to try to take advantage of. So it’s all positive from an overall investment banking perspective.

In terms of the Bank One clients Jamie talked about a little bit, they should be tremendous cross-sell opportunities, not only with the large corporate client base they had, but with the middle market client base with our product set. We made a lot of joint pitches already. We’ve gotten a bunch of mandates on IPOs, do bonds, do whatever, and I think we’re going to have some significant opportunities there. On the negative side, we do have some concentrations that come out of some of these client relationships that we will manage. The good news is we have a lot less than we did in say the Morgan/Chase merger just because the respective size in that business. But where we do have them, we’ll thoughtfully manage them down. We have a great process going on internally. We had one before the merger; we’ll continue that. And we have a good economy, so we don’t have to do this tomorrow. We’ll do it in a thoughtful way so we don’t damage the client relationships. And the bottom line is, even with these combinations, we have more diversity.

On the asset wealth management side, as we’ve talked to you before, the combined business will have over a trillion dollars in client assets. It expands our investment offering in the United States especially in mutual funds. And by combining the strong performance of Bank One’s fixed income mutual funds with JPM’s product range, we create the fourth largest mutual fund complex in the U.S. And this strength and breadth should help us retain and attract more clients in the future. We also see some significant opportunities with our retirement plan services and defined contribution products that came out of JPM with One’s corporate clients as a cross-sell matter. The asset and wealth management business has also identified best practices, and one of the great things of mergers, you do see best practices. You tend to think you’re doing something really well; you sit down with your counterpart and say, wow, they’re doing it better. So one of the things here is using distribution in the retail branches with our mutual fund product.

Bank One, in the first quarter, distributed roughly $527 million of their own mutual funds through their consumer network, branch system. At Chase, we distributed $64 million. Big opportunity. Big opportunity. And you see it can be done.

And, lastly, the firm will have no gaps in coverage in the private banking space. JPMorgan was very upscale. $25 million and above kind of client relationships we’re after. Bank One tended to be between two and that number. And so — that’s a huge market. That is a much bigger market than the pure upscale market. Those are very attractive markets. So now we have the whole range covered. And with the branch system, you’ve got the real low range of wealth management opportunity of coverage. So we’re very excited about that long-term.

The key to this business is making sure, during this merger process, you keep the service levels up, and we’re working hard on that. We’ve been through it before. We kind of know what we need to do. So with that, over you to Jamie.

MR. DIMON: Thank you. Page 17, treasury securities services, to give you some quick examples, we sold our trust business to JPMorgan. We did that, we had an internal number that we were venturing was $10 million of net profit because we no longer — or from the cash management loss with the trust business, obviously, we’re going to keep that between the consolidated company. In trust services/investor service, we simply lost business because we didn’t have the same global capability. We didn’t have custody at all in our product set. So you can see right off the bat, it should be multiple cross-selling opportunities. Obviously, this business has to go through fairly complex conversions and that will take a little bit of time.

On the commercial banking, this is an example I think where Bill and I kind of changed midstream and we decided that this segment, we actually should beef up and add coverage. So commercial banking will be coverage something like 750 or a thousand clients today. It’s a lot more than either company alone. In the regions, they hope to generate investment banking product. Remember, the 500 clients are those who come out of Bank One. We did not have most of the investment bank product that JPMorgan had to offer. We had debt and asset-backeds and conduit. We didn’t have equity. Didn’t have most of the derivatives. Didn’t have a lot of f/x. And we think this should be very beneficial. And trick here is to cover the client properly as we make certain migrations in products and platforms and bankers.

The third is retail. The opportunities are very large in retail. You’re going to end up with a very good systems and marketing platform. Both come at very good product sets. In one case the product set in small business was better at Chase than at Bank One. That’s been adopted. We’re going to have a method — if you see the papers today, you see there’s now free checking at Chase which they didn’t have. We’re starting to do direct deposit. We have some fabulous management people. And I think you’ll see a lot of cross-selling between insurance, asset management product with some of the better systems in training. So we’re pretty comfortable we’ll get these done. Again, the Chase platform will have to go through a major conversion. Both companies have done that before and we hope to do that sometime midyear next year.

Card services, card, by the way, we never really talked about revenue enhancements and stuff. We talked about mostly cost savings. There are clearly opportunities on how we price credit, offer credit. We do young — a new entrance to the credit markets— and how we use the best practices to do a much better job and how we spend our money in marketing, create more cards and create a deeper product set. So in this business, we do fully expect we will both get a good solid round of cost saves and some real margin and revenue enhancement as we kind of cross-market out product set over time. And on the slide it says incremental interchange revenue, read that as the Visa/Mastercard both want our business. We do expect that we will be successful in negotiating a more attractive deal.

With that I’ll turn it over to Bill

MR. HARRISON: Just so to summarize, I think we’ve accomplished a great deal over the first 100 days. The merger integration from a cultural perspective is going as well as we could possibly hope, and that’s very important in the first couple years in these deals. Increased conviction on cost saves, enhanced opportunities on the revenue synergies, and all the employees like this deal. They’re excited. And the clients like this deal. So we are off to a very good start. We got a lot of hard work to do. We’re not declaring victory. But I think we feel good about it.

So we’d love to take some questions. Not a whole lot more of detail we’ll be able to give you, but we’ll take a shot at anything.

Yes?

PARTICIPANT: The high level, as you think about capital deployment, as we forecast the share issuance, the capital issuance and then the returns on that, the ROE drops down to something like 11 percent. How do you think about capital? Some of the responses that I’ve heard from investor relations have been, well, just look at what Bank of America and Fleet are going to do; watch that one. The other response is look at return on tangible capital. But as shareholders, if you’re investing capital for us, how would you have us think about it? Shouldn’t we expect a return on that capital, on the intangibles?

MR. HARRISON: Jamie, why don’t you take a shot at it.

MR. DIMON: Yes. If you listen — forgetting goodwill, we are going to include intangibles in how we look at returns, but not goodwill. And goodwill, I can go through different arguments as to why it doesn’t really make any difference at all.

The investment bank, if you go business by business, each of those businesses you can come up with a number yourself what they should be earning to be a good competitor. So investment banking, it should be 20 to 25 percent through a cycle; commercial banking, 20 to 25 percent through a cycle

; credit card, 15 to 25 through a cycle; retail, which should be 30 in my opinion and north; asset management, I’m not sure it’s the proper way to look at it. We look at more margins. And T&SS, we look at margins. That’s how you should look at it. Did they really perform? All of those business aren’t there, but that’s how we should be looking at it.

MS. DUBLON: If I may just add a comment. We will earn a return on total shareholders’ equity for the firm. So whether we allocate goodwill to the line of business or don’t allocate goodwill to the line of business, we will earn a return on the total shareholders’ equity. Having said that, the equity that we now have is an equity that the book value of it has been marked up to market value. Right. So if we earn exactly the same dollar amount as Bank One, just earning the first quarter annualized, we would still have a lower book equity return just because the equity has been marked up. We will target a return for the firm that is higher than the cost of equity on the overall equity of the firm, even though at the line of business level, we are not allocating the goodwill.

In part, not to mask the performance across different businesses that have different levels of goodwill. Kind of MIS. So, you know, the investment bank, the JPMorgan / Chase acquisition was a pooling. The accounting is such that you didn’t mark up the equity level. It doesn’t mean that you’re not going to be looking for very high returns on both even though the accounting is going to look very different.

MR. HARRISON: Questions? Yes.

PARTICIPANT: Thanks. I was wondering if you could give us a little bit more of a feel as to exactly how you’re going to bring the credit card business and separately the investment management businesses together in order to capture some of those synergies. How many of the decisions at least have you made already as to, for example, which operating centers you’ll retain, which ones you’ll be moving away from on the credit card side. And on the investment management side, my thought is it would seem that you would want to move very quickly to identify what you want to keep and where you want to put things together so that you can retain the people that you want to.

So those are the two areas that I’m interested in your comment.

MR. HARRISON: The bottom line, I’ll get Jamie to comment on this, we’re moving very fast on all of this. I mean remarkably fast. You do that for a lot of reasons. First of all, organization wants to move fast. And secondly, you need to do it to stabilize your people so you don’t create problems; but in card —

MR. DIMON: In credit card, the big platform decision would be FDR/TSYS. Remember, we were moving to TSYS. Either way, we’re going to save a lot of money. We’re going to convert to just one. Either way, you have duplicate corporate staff overheads. So we do know those. We have identified a lot of operating sites. I’m not going to go through it here for obvious reasons, but we do have in mind which ones will stay and which ones won’t. Mostly based on cost effectiveness, how big they are, 24/7, locations, to time zones and stuff like that.

And on the marketing kind of pricing side and credit side, we are as a matter of fact meeting next week on it, there are clear opportunities. You saw Bank One, for example, we had a lot of margin compression sometime last year and margin expansions. We weren’t doing enough repricing and depricing. We’re going to be going a little bit of that on ours based upon the knowledge that Chase has and vice versa. We think it’s a real opportunity. So yes, we’ve made some of them and others we’re still analyzing.

MR. HARRISON: In an asset management announcement date, we named Paul Bateman, who is on the JPMorgan Fleming side, came out of Fleming, as head of global asset management. So right off the bat, Paul was getting involved with Jes in helping him make those decisions. And, Jes, you might just want to comment on that.

MR. STALEY: I think the critical thing in the asset management side is on the fixed income side. We announced very early on that we’re going to keep both fixed income engines. Gary Manitch will be the CIO for the heritage One platform in Columbus which will be maintained. Patty Cook will be the CIO in New York for the heritage Morgan platform, both reporting to Seth Bernstein.

The response back from institutional clients, consultants has already been very, very positive. So to Bill’s point, I think you were very quick out of the box and the critical thing for us in bringing these businesses together is to preserve the high quality of investment engines that you have. So you really want to do the opposite of what a merger thinks or may drive you to. It’s not to get synergy by putting people together, it’s a way of preserving the investment engines that you have that clients have entrusted the money with.

MR. HARRISON: Let’s take a question on the phone.

PARTICIPANT: The question is coming from Andy Collins of Piper Jaffrey. Please ask your question.

PARTICIPANT: Good afternoon. Just a couple of questions. On the time line for cost savings recognition, I wonder if there’s been any change there. The second kind of related question, there’s been a quarter now and I was wondering if you can sort through your cost savings goals, if there is upside to wholesale card or corporate, where it might be.

MR. DIMON: I think I don’t know if you just joined the call, but $2.2 billion we still confirm. We’re very comfortable. It’s after making the right investments. And we don’t know really the timetable until we do a bottoms up, so we have the same model. We’ll probably know more next quarter, we’ll tell you then. It shouldn’t be that materially different.

PARTICIPANT: Okay.

MR. DIMON: And we’ll update if the $2.2 changes dramatically, but I think — hopefully you sense that there’s confidence in the $2.2.

PARTICIPANT: Definitely do.

MR. DIMON: Put is this way: It won’t be less.

PARTICIPANT: Okay. Thank you.

MR. HARRISON: Another question from the phone.

PARTICIPANT: There are no further questions at this time on the phone line.

MR. HARRISON: Yes?

PARTICIPANT: You moved the treasury management out of the investment bank. Does this reflect any changes in how you’re thinking about managing interest rate risks in the combined company, and are there any benefits with the combined company put together in terms of facing up to potentially rising rates?

MR. DIMON: You know, issue number one, it doesn’t really belong in the investment bank. Much bigger company today. And the interest rate exposures in all of these businesses, you’re really taking the best of both worlds. JPMorgan does a great job managing structural interest rate risk in global treasury. They’ll continue the same way, just the location on how it rolls up will be different.

I think Bank One did a very good job managing interest rate exposures in the business unit, nonstructural. Like how are you going to reprice this kind of deposit, reprice that kind of deposit, reprice credit card marketing when your cost of 12 months zero teasers changes, which obviously will change as interest rates change.

So it will be the best of both worlds. And we’re going to have a very diligent team. They’ve all been working on it to make sure we really understand it both at the business level and then what resides at corporate.

MR. HARRISON: This is an example in prior mergers where that subject took over a year to sort of debate and decide on, and we had a lot of experience on both sides. We got a group of six or seven people, had two or three very thoughtful meetings, and made a decision that everybody was totally comfortable with.

PARTICIPANT: The second related question, which is that Bank One’s traditionally run with a fortress balance sheet with the high Tier 1 capital. Those are very high equity assets, high leverage ratios. JPMorgan Chase is run with a high Tier 1 but a low leverage ratio occasionally flirting with close to the 5 percent. How are you going to sort of reconcile those two approaches? How are you thinking about capital? Have you reconciled differences, which is really trying to manage risk fundamentally away from those ratios? Are you fairly much now in sync on those kinds of issues as well?

MR. DIMON: In Bank One, we had too much excess capital so we were sitting there buying back stock and we probably raised the dividend a couple of times. We were looking for acquisition and made a bunch. There’s no reason to run with capital way in excess of what you need, particularly when you have constant sources to get it if you need it.

I think both of us say we want a really strong fortress balance sheet type concept and when we finish going through capital and risk and how much we can bear and going through really bad environments, we’re going to try to be much more specific with you in that number; but it should be a healthy number and a very strong balance sheet at the end of day.

MR. HARRISON: Yes.

PARTICIPANT: You talked about overlaps of some corporate customers, and I’m curious as you look at that, first of all, has there been any leakage here postmerger of clients who have self-selected out, and as you look at it, can you sort of guesstimate loss of revenues or give us some more color on that?

MR. HARRISON: We don’t have a lot of overlap that should be significant from a revenue perspective. The comment I made was you have some way you have a credit concentration that’s more than we want, but what we’ll do with those clients go to them and say we want to get it down from A to B, we’ll do it over time. Maybe they’re still your largest credit provider. If you do that smartly, they’re fine with it. We don’t lose a lot of revenue in that piece. Where you have client overlaps in terms of both firms having a relationship, what I was saying is that in a lot of the one clients, particularly the middle market clients and some of the corporate clients, we bring a much broader product set. So we should be enhancing revenue from that.

PARTICIPANT: So you’re assuming any revenue attrition?

MR. HARRISON: You’ll have it. I’m saying it’s not material. The net-net effect of that will be much more positive on revenue synergy than a loss of revenue.

Yes?

PARTICIPANT: Are you open to looking at credit card portfolio acquisitions during the integration period? Are you more biased towards getting the platforms together before you look at that — whether private label or bank card portfolios?

MR. DIMON: Are you asking JPMorgan Chase or somebody else you’re covering?

PARTICIPANT: For you guys.

MR. DIMON: No, I would say the answer is yes because we just did — we just closed Circuit City literally right as we’re doing this deal. High hurdles to do it because of conversions, consolidations, what platform they’re on; but we wouldn’t absolutely rule it out.

MR. HARRISON: There’s a question on the phone?

PARTICIPANT: We do have a question coming from Nancy Bush of Nab Research. Please pose your question.

PARTICIPANT: Just a quick question on the retail branding issue. When do you expect that you’ll make the decision about Bank One versus JPMorgan Chase at the retail level?

MR. DIMON: I hope that when we all talk to you at the end of next quarter, we’ll give you the complete rundown on branding. That’s what we’re aiming for. And it would be nice to get that behind us so we can all move on.

MR. HARRISON: Yes.

PARTICIPANT: Is there some sort of research that’s being done at this point?

MR. DIMON: We’re doing extensive research. Remember, the retail commercial bank will either be Bank One or Chase. We’re doing extensive research. A lot of subissues about what you call certain products and product lines, hopefully, that will all be done by the next time we talk to you. I don’t think it will affect this deal any way, shape or form.

PARTICIPANT: Also on the credit card, the FDR versus TSYS platform, is there sort of a time frame in mind right now?

MR. DIMON: Very soon.

PARTICIPANT: Okay.

MR. DIMON: Within the next two weeks.

PARTICIPANT: Thank you.

MR. DIMON: We’re very close as we speak. You can tell those guys because they have to come back for one more round of bids, too.

PARTICIPANT: Jamie, if I heard you correctly when we were talking about disclosure, I think you said that SVA was only going to be disclosed for the investment bank, didn’t make sense for some of the other businesses, for example, card. Could you expand on that, because obviously there are different risk profiles, but both use the balance sheet.

MR. DIMON: We will use risk based stuff in pricing card portfolios and prime equity and stuff like that, but I think as a public shareholder, for the most part JPMorgan used 12 percent capital. And if we earn 20 percent on the card business, that’s 8 percent over 12 percent SVA. To me, it’s the same number and I want our business people to talk about one number. They tend to talk about SVA if that’s mildly positive and I look at a 14 percent return as being too little.

It is effective in certain businesses, so it’s a different thing. I don’t think it adds a lot of quality to reporting in retail or credit card or commercial banking.

MR. HARRISON: Yes.

PARTICIPANT: Jamie, with Bank One, you sort of gradually over time moved a fair amount of business into kind of either a discontinued portfolio or somehow ran off or sold businesses that you didn’t really think met sort of the appropriate risk and reward characteristics for the company. As you look at JPMorgan’s business mix, are there significant pools of assets or revenues where you feel that same issue exists where over time from a risk characteristic standpoint you would look to identify with JPMorgan management sort of those areas that you feel less comfortable with?

MR. DIMON: I think one of the things that Bill mentioned when we did the first analyst thing was that the equity — equity part of the JPMorgan Partners should be less than 10 percent of the combined equity. And I forgot to mention, JPMorgan Partners will not be a segment, it will be in corporate. As will One Equity Partners. We’ll still disclose what you need to see, but it’s not a business line on the same nature as the other ones. I think that both companies, I think if we feel that they are assets we want to get out of our businesses, we will be aggressive in getting out of them whatever the cost, because problems like that don’t age well. You might as well just take the hit and move on.

But to answer, I don’t think there are massive things that you could expect to see that happen to.

MR. HARRISON: Any other questions? One last question on the phone.

PARTICIPANT: One last question is coming from Danny Hussein of North Salem. Please pose your question.

PARTICIPANT: Hi, guys. Thanks for taking the question. Two questions. One, Jamie, on the last call on the merger call you talked about potentially a JPMorgan branded card. I was just wondering if you could elaborate a little bit on that. And the second question is in your presentation, you say that there’s opportunities to transform the merchant processing business, and I was wondering if you could talk about some of the ideas behind that.

MR. DIMON: Merchant processing, we don’t know the answer to yet. We’re actually spending time on it next week sometime. We own 52 percent — Paymentech/Chase merchant services is a 50/50 joint venture with FDR. I’d be surprised with those opportunities. I couldn’t identify them for you. So it wouldn’t be worse. And the other questions about the JPMorgan card is wrong. Someone pointed out to Don Layton who pointed out to me five minutes after the analyst called there is in fact a JPMorgan card, but that doesn’t mean there won’t be opportunities to market and figure out what to do with it. I sort of think we have a card that can — that little black card that some people spend $2,000 for American Express, we may want to try to outdo that at one point.

MR. HARRISON: In summary, I think both of us are pleased with our respective earnings in the first quarter; that we stay focused on the business. That’s our intent. And we’re also pleased that we’re off to a very good start in terms of merging integration.

Thanks for being with us today.

MS. DUBLON: Thank you.

* * *

[The following is an excerpt from the conference call on first quarter earnings, which preceded the foregoing merger update]

MS. DUBLON: Another question from the phone?

OPERATOR: Our next question is coming from Frank Lagory, an individual investor. Please ask your question.

PARTICIPANT: What will be the effect of the combination with Bank One overall for ’04? Will it be dilutive or will it be accretive?

MS. DUBLON: With respect to overall the combination and the impact of the combination on earnings in the year: upfront for the first 6 months of the combination, if you’re looking at it in the context of ’04, you will have the issuance of shares associated with the transaction and it is dilutive upfront. So, for the first half of the merger, which is the second half of ’04, you would have some dilutive impact from bringing the two companies together.

What we have discussed with investors is the cumulative effect of savings that we have of putting the two companies together. There are going to be revenue synergies — and you will be hearing the two CEOs discuss it in a moment — and we will have excess capital and therefore the ability to repurchase shares or invest in the business. The combined effect of that over time is very much accretive to shareholders.

APRIL 21, 2004

MERGER UPDATE

JPMorgan Chase - Bank One

JPMorganChase

BANK ONE

MERGER UPDATE A P R I L 2 1, 2 0 0 4 JPMorgan Chase - Bank One

Creating Value for Shareholders and Customers Balanced business mix Market leadership across business lines Scale & financial strength + + Consistent earnings growth

Merger integration timeline and process Areas of focus People Technology/Systems Financial management Merger financial assumptions Business opportunities Conclusion JPM/ONE Merger- First 100 Days Goal Seamless integration for the benefit of our clients and shareholders

Merger Integration Timeline - Legal and Regulatory

Q104	Q204	Q304	Q404	Q105

Completed milestones

Upcoming milestones

JPMorganChase

BANK ONE

3

Merger Integration Timeline - Legal and Regulatory Merger application filed with the Fed (2/9) Foreign banking applications filed (2/27) Proxy Statement effective with SEC (4/19) Upcoming milestones Holding company merger Mid-year target Shareholder meeting May 25th Broker/Dealer merger Card bank merger Lead bank merger Q104 Q204 Hart-Scott-Rodino with DOJ and FTC complete State banking applications filed Insurance applications filed Completed milestones Q304 Q404 Q105

Merger Integration Process Integration structure Company-wide merger office set up within days of announcement 22 business and functional merger offices Detailed integration plans Over 2,000 milestones centrally monitored Disciplined program management Leveraging best practices from prior mergers Focus on progress reporting, interdependency management, risk management, issue escalation and readiness assessment Audit oversight and contingency planning in place Integration Planning Categories Integration Planning Categories Key Strategic Issues Identification and Resolution Organizational Design and Staffing Legal and Regulatory Approvals Customer/Marketing Transition Products and Services Transition Technology Cut-over to Target Environment Operations Cut-over to Target Environment Business Policies, Procedures and Processes Defined Financial and Management Reporting Risk Management Facilities Cost Savings and Synergies Other Business/Region Specific Issues

Identified top executive team at announcement Announced over 600+ top management positions to date Determined appointments four levels down in many parts of the organization Confirming headcount reduction of approximately 10,000 Focusing on talent redeployment where possible Organizational Announcements

Executive Committee

Office of the Chairman

Austin Adams Technology	Linda Bammann Risk	Steve Black Investment Bank	Jim Boshart Commercial Banking	Bill Campbell Card Services	Dave Donovan Retail Branches
Ina Drew Treasury	Dina Dublon Finance	John Farrell Human Resources	Walter Gubert Investment Bank	Joan Guggenheimer Legal	Jimmy Lee Investment Bank
Jay Mandelbaum Strategy	Bill McDavid Legal	Heidi Miller Treasury & Securities Services	Steve Rotella Home Finance	Charlie Scharf Retail Financial Services	John Schmidlin Technology
Rich Srednicki Card Services	Jes Staley Asset & Wealth Management	Jeff Walker Private Equity	Don Wilson Risk	Bill Winters Investment Bank	

JPMorganChase BANK ONE 6

Executive Committee Joan Guggenheimer Legal Walter Gubert Investment Bank Jimmy Lee Investment Bank Jay Mandelbaum Strategy Steve Rotella Home Finance Heidi Miller Treasury & Securities Services Bill McDavid Legal Charlie Scharf Retail Financial Services Rich Srednicki Card Services Jes Staley Asset & Wealth Management Jeff Walker Private Equity Don Wilson Risk Bill Winters Investment Bank Dina Dublon Finance Austin Adams Technology John Farrell Human Resources Linda Bammann Risk Steve Black Investment Bank Jim Boshart Commercial Banking Bill Campbell Card Services Ina Drew Treasury Dave Donovan Retail Branches Bill Harrison Chairman and CEO Jamie Dimon President and COO Dave Coulter, VC Head of IB, Asset & Wealth Mgt and Private Equity Don Layton, VC Finance, Risk & Technology Office of the Chairman John Schmidlin Technology

Technology/ Systems Implemented "Quick Win" strategy to jump-start expense synergy opportunities Reviewed entire portfolio of system projects at both firms to identify efforts that could be immediately halted or modified - redeployed resources Identified 200 key system decisions with over 90% of platform recommendations made within first 90 days Produced 30/100 day technology plans for each line of business Includes critical system decisions such as deposit platform, general ledger, customer identification system, credit card processing Established major project management infrastructure (war room/detailed calendar) Developing key technology strategies, e.g.Technology Sourcing Build some of the best

Financial Management Created internal/external reporting architecture Aligning management accounting policies Capital allocation Revenue sharing/expense allocation Funds transfer pricing Conforming financial accounting policies (e.g. reserving methodology) Developing financial and operating metrics by line of business

Pro Forma Reporting Segmentation

New Company	JPMorgan Chase	Bank One
Investment Bank	Investment Bank (without Global Treasury)	Corporate Banking (portion)[1] Capital Markets[1]
Card Services	Chase Cardmember Services[2]	Card Services
Retail Financial Services	Chase Home Finance[2] Chase Auto Finance[2] Chase Regional Bank[2]	Small Business Banking[3] Home Equity[1] Vehicle[3] Insurance[4] Retail Banking[3]
Commercial Banking	Chase Middle Market[2]	Middle Market Banking[1] Corporate Banking (portion)[1] ABL, Leasing & Real Estate[1]
Asset & Wealth Management	Investment Management & Private Banking	Investment Management[4] Private Client Services[4]
Treasury & Securities Services	Treasury & Securities Services	Global Treasury Services[1]
Corporate	JPMorgan Partners Global Treasury[5] Support Units and Corporate	Corporate

JPMorganChase BANK ONE
9

Pro Forma Reporting Segmentation 1 Currently within ONE's Commercial Banking segment, 2 Currently within JPM's Chase Financial Services segment, 3 Currently within ONE's Retail segment, 4 Currently within ONE's Investment Management group, 5 Currently within JPM's Investment Bank segment

Financial Management - The New JPMorgan Chase

Investment Bank
Treasury & Securities Services
Treasury Services
Investor Services
Institutional Trust Services
Asset & Wealth Management
Corporate
Private Equity
Treasury
Commercial Banking
Retail Financial Services
Home Finance
Auto Finance
Insurance
Consumer & Small Business Banking
Card Services
Wholesale and Retail Clients

JPMorganChase
BANK ONE
10

Financial Management - The New JPMorgan Chase Detailed P&Ls several layers down Public segments conform to management segments - full transparency disclosure as appropriate Commercial Banking Asset & Wealth Management Investment Bank Corporate Private Equity Treasury Retail Financial Services Home Finance Auto Finance Insurance Consumer & Small Business Banking Treasury & Securities Services Treasury Services Investor Services Institutional Trust Services Card Services Wholesale and Retail Clients Commercial Banking Asset & Wealth Management Investment Bank Corporate Private Equity Treasury Retail Financial Services Home Finance Auto Finance Insurance Consumer & Small Business Banking Treasury & Securities Services Treasury Services Investor Services Institutional Trust Services Card Services Wholesale and Retail Clients Commercial Banking Corporate Private Equity Treasury Retail Financial Services Home Finance Auto Finance Insurance Consumer & Small Business Banking Card Services Commercial Banking Asset & Wealth Management Investment Bank Corporate Private Equity Treasury Retail Financial Services Home Finance Auto Finance Insurance Consumer & Small Business Banking Treasury & Securities Services Treasury Services Investor Services Institutional Trust Services Card Services Wholesale and Retail Clients

Confirming Achievability of Cost Savings

Area	Estimated savings ($mm)
Wholesale[1]	$700
Card & Retail	800
Corporate and other[2]	700
Total pre-tax	**$2,200**
% of combined non-interest expense	**7%**

(1) Includes JPM's IB, IMPB and TSS and ONE's Commercial Banking and IMG
(2) Includes corporate staff and technology

JPMorganChase BANK ONE 11

Confirming Achievability of Cost Savings People, facilities, technology Bottoms-up approach in progress Phase-in over 3 years, 100% achieved by 2007 Cost savings achievable after making appropriate investments Includes JPM's IB, IMPB and TSS and ONE's Commercial Banking and IMG Includes corporate staff and technology

Other Merger Assumptions Merger related costs of $3bn (pre-tax) Excess capital generation allows for significant capital flexibility (i.e. reinvest in the business or buy back stock) Purchase accounting adjustments Identifiable intangibles: core deposits, credit card- related, cash management, asset management Tangible assets and liabilities: loans, deposits, long-term debt Final fair values determined as of closing date

Enhanced Opportunities for the Combined Firm

Leadership
Broader Client Base
Enhanced Product Set
Scale
Financial Strength

JPMorganChase
BANK ONE
13

Enhanced Opportunities for the Combined Firm Leadership Financial Strength Scale Broader Client Base Enhanced Product Set

Enhanced Opportunities for the Combined Firm Investment Bank Merger Benefits - Examples Enhanced product offering for a larger client base Increased strength of balance sheet combined with disciplined risk management will further enhance universal banking model Merger Challenges Evaluating concentrations and overlap in corporate credit portfolio Retaining business as some clients diversify financial providers Ensuring no client disruption Products Clients Advisory Capital raising Risk management Market making Enhanced ABS & conduits business Midwest large corporate franchise Midwest middle markets clients Corporate clients

Merger Benefits - Examples Provide clients with top performing investment products across all asset classes Fixed income mutual funds/equity funds/alternative asset classes Improved distribution of mutual funds through retail branch network - leveraging best practices Deliver Retirement Plan Services focused on defined contribution to ONE's corporate clients Enhanced depth of individual client segments Ultra high net worth/High net worth/Affluent (Retail) Merger Challenges Ensuring no client disruption (especially during conversion of client statement platforms) Enhanced Opportunities for the Combined Firm Asset & Wealth Management

Enhanced Opportunities for the Combined Firm Treasury & Securities Services Merger Benefits - Examples Treasury Services Broader client base: large corporates/middle market/public sector/financial institutions Enhanced global product set: leadership in national lockbox, ACH and electronic products Institutional Trust Services and Investor Services Example: Municipal debt business will benefit from expanded local banking presence Example: Potential to bring some custody business in-house Merger Challenges Addressing potential client and credit concentrations Ensuring no client disruption (especially during platform consolidations)

Enhanced Opportunities for the Combined Firm Commercial Banking Merger Benefits - Examples Delivery of expanded product set to a broader customer base Mid-Corporate Provide broader range of traditional banking and capital markets products Middle Market Leverage deeper capital markets product set to support customer base Asset Based Lending Create a broader, more complete platform to provide products and services to both the Commercial Bank and the Investment Bank Merger Challenges Ensuring no client disruption (striving to maintain proper coverage)

Enhanced Opportunities for the Combined Firm Retail Financial Services Merger Benefits - Examples Lever expanded retail footprint with a broader array of home finance products, providing a critical link to customers and increasing cross-sell opportunities Embrace best practices of both firms to better serve customers and to provide significant opportunity for growth and expansion into new product sets Small business banking Workplace banking Insurance Merger Challenges Ensuring no client disruption

Enhanced Opportunities for the Combined Firm Card Services Merger Benefits - Examples Enhance performance by maximizing revenue opportunities of both firms Better alignment of pricing and risk Improve collection efficiency Better management of credit lines Improve cross-sell effectiveness Combined volumes and largest integrated merchant acquirer provides opportunity to transform industry Incremental interchange revenue Reduced Association expenses Enhance effectiveness of acquiring business Merger Challenges Ensure no client disruption (especially during platform consolidation)

Conclusion Significant progress in the first 100 days Legal and regulatory People Technology Financial Management Confirming achievability of cost saves Enhanced business opportunities Stronger value proposition for all clients Strategic focus remains on execution

Regulation MA Disclosure This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of JPMorgan Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JPMorgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that excess capital is not generated from the merger as anticipated or not utilized in an accretive manner; and the risk that disruption from the merger may make it more difficult to maintain relationships with clients, employees or suppliers. Additional factors that could cause JPMorgan Chase's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of JPMorgan Chase filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). JPMorgan Chase has filed a Registration Statement on Form S-4 with the SEC containing the definitive joint proxy statement/prospectus regarding the proposed merger. Stockholders are urged to read the definitive joint proxy statement/prospectus because it contains important information. Stockholders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about JPMorgan Chase and Bank One, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the filings with the SEC incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-4040), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670, Attention: Investor Relations (312-336-3013). The respective directors and executive officers of JPMorgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding JP Morgan Chase's and Bank One's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus contained in the above- referenced Registration Statement on Form S-4.